Exhibit 99.2

February 21, 2023

Mr. Max Briggs

Lead Director

c/o Ms. Kelly Rentzel

Executive Vice President, General Counsel and Secretary

First Foundation Inc.

200 Crescent Court, Suite 1400

Dallas, TX 75201

Mr. Briggs,

Reference is made to my letter dated February 15, 2023, regarding Christopher Naghibi’s service, from December 22, 2021 until September 6, 2022, as a director of both Friendly Hills Bancorp and its banking subsidiary Friendly Hills Bank (together “Friendly Hills”) while simultaneously serving as chief credit officer of First Foundation Bank, the banking subsidiary of First Foundation, Inc. (together “FFWM”).

Mr. Naghibi’s simultaneous service (the “Naghibi Interlock”) as a director of Friendly Hills and chief credit officer of FFWM would appear to constitute a prohibited “interlock” under the Depository Institution Management Interlocks Act (12 U.S.C. §§ 3201 et seq.) and the Board of Governors of the Federal Reserve System’s related rule (12 CFR § 212)(together, “Interlocks Rule”). Please indicate whether FFWM submitted an exemption request with respect to the Naghibi Interlock to the appropriate federal depository regulatory agency or determined that an applicable statutory or regulatory exemption existed.

Absent any response, I can only assume that the board of directors (the “Board”) of FFWM was unaware of the Naghibi Interlock, raising ever more questions regarding whether the Board has been exercising the appropriate duty of care in overseeing FFWM’s business and adding regulatory to the growing list of risks (that includes interest rate and liquidity) that the Board has failed to manage.

Thank you in advance for your prompt attention to this matter.

Driver Management Company LLC

/s/ J. Abbott R. Cooper

Soundview Plaza

1266 East Main Street, Suite 700R

Stamford, CT 06902